Exhibit 1

March 8, 2018

Philippine Stock Exchange

3/F Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention:	Mr. Jose Valeriano B. Zuño III

OIC - Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results as at and for the year ended December 31, 2017.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

March 8, 2018

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results as at and for the year ended December 31, 2017.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,704 As of January 31, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
June Cheryl C. Revilla	jacabal@pldt.com.ph	8168534
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	March 8, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

CONSOLIDATED SERVICE REVENUES* FOR FY2017 REACH P143.5 BILLION,

3% LOWER THAN 2016

PLDT HOME AND ENTERPRISE UNITS DROVE REVENUE GROWTH,

POSTING INCREASES OF 13% AND 11%, RESPECTIVELY

INDIVIDUAL CONSUMER QUARTERLY REVENUE DECLINE MODERATING

CONSOLIDATED EBITDA AT P66.2 BILLION, 8% HIGHER YEAR-ON-YEAR;

11% UP VS 2016 AT P67.8 BILLION EX-MRP OF P1.6 BILLION

WIRELESS EBITDA ROSE 8% TO P35.2 BILLION IN 2017;

FIXED LINE EBITDA HIGHER BY 15% AT P31.1 BILLION (EX-MRP)

CONSOLIDATED EBITDA MARGIN AT 45% (EX-MRP) FROM 39% IN 2016;

FIXED LINE EBITDA MARGIN AT 42% (EX-MRP), WIRELESS AT 40%

CASH OPEX STABLE AT P66.6 BILLION IN 2017 EXCLUDING MRP EXPENSES OF P1.6 BILLION; SUBSIDIES AND PROVISIONS LOWER BY 64% OR P12.0 BILLION

RECURRING CORE INCOME AMOUNTED TO P22.3 BILLION,

11% HIGHER THAN 2016

CONSOLIDATED CORE INCOME AT P27.7 BILLION

ACTUAL CAPEX OF P40.0 BILLION IN 2017, GUIDANCE CAPEX IN 2018 OF P58.0 BILLION

AGGRESSIVE EXPANSION AND UPGRADE ACROSS NETWORKS

TO ACHIEVE DRAMATIC IMPROVEMENTS IN CUSTOMER EXPERIENCE

MOBILE AND FIXED NETWORKS ACCELERATE ROLL-OUT

SMART LTE ESTABLISHES CLEAR LEAD IN DATA SPEEDS

AS OF 4Q17, SMART LTE SPEED RANKED #28 OUT OF 43 ASIAN OPERATORS

NON-CORE CAPEX-RELATED EXPENSES OF P16.7 BILLION;

REPORTED NET INCOME AT P13.4 BILLION,

 *  net of interconnection costs

MANILA, Philippines 8th March 2018 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the full year 2017 with Consolidated Service Revenues (net of interconnection costs) totaling P143.5 billion.  Though 3% lower than the previous year, service revenues stabilized in 2017, as the decline in quarterly wireless revenues moderated in the course of the year.  Unlike 2016, when service revenues declined quarter on quarter, PLDT posted three quarters of modest sequential increases in 2017, starting in the second.

The Home and Enterprise Business Groups led the way, increasing their revenues to P33.0 billion and P34.1 billion, respectively, posting growth rates of 13% and 11%, respectively. Their combined service revenues accounted for 47% of total consolidated service revenues, surpassing the 41% contribution of Wireless Consumer Group.  Though revenues of the Wireless Consumer Group went down 11% to P58.9 billion, the decline levelled off and stabilized as the year progressed.

Consolidated EBITDA of P66.2 billion for 2017 was higher by P5.0 billion or 8%, year-on-year, as reduced subsidies and provisions offset lower service revenues, higher cost of services and manpower reduction program (MRP) expenses.  Excluding P1.6 billion in MRP expenses, EBITDA rose 11% to P67.8 billion.  Except for the first quarter, EBITDA for the remaining quarters of 2017 registered year-on-year increases.

Consolidated EBITDA margin rose to 44% from 39% in 2016, as the fixed line and wireless businesses enhanced their returns.

Driven primarily by higher EBITDA, Recurring Core Income reached P22.3 billion, 11% higher than 2016. Including gain from asset sales, MRP expenses, accelerated depreciation, and EBITDA adjustments, Consolidated Core Income amounted to P27.7 billion, 1% lower year-on-year.

Reported Net Income for 2017 declined by P6.6 billion or 33% to P13.4 billion.  This was mainly due to non-core capex-related expenses of P16.7 billion in connection with our transformation initiatives, including accelerated depreciation and loss due to a swap of network elements in certain part of the country, resulting from PLDT’s aggressive network upgrade aimed to achieve dramatic improvements in customer experience.

Subject to the finalization of the Company’s audited financial statements for 2017 expected by 27 March 2018, and in line with PLDT’s dividend policy, 60% of 2017 core earnings of P27.7 billion will be declared as dividends.

PLDT’s Net Debt and Net Debt to EBITDA as of end December 2017 stood at US$2.8 billion and 2.10x, respectively.  Gross Debt totaled US$3.5 billion, of which only 8% was unhedged when available US dollar cash and hedges allocated for debt are taken into account.  92% of PLDT’s debt are fixed-rate loans.  Maturities remain well spread-out.

PLDT’s credit ratings remain investment-grade.

“Over the past year, we have made significant progress in solidifying our lead in the Home and Enterprise businesses while stabilizing the Individual Consumer business.  This is largely enabled by our heavy investments in our fixed and mobile networks which in turn allows us to strengthen our data and digital businesses, laying the ground for future growth.  Though the trends are encouraging, much remains to be done to place PLDT on a sustained growth path,” said Manuel V. Pangilinan, Chairman and CEO of PLDT Inc. and its wireless subsidiary Smart Communications, Inc.

Data and Digital power growth

Revenues from data, broadband and digital platforms continued to power the growth of all business units – Home, Enterprise and Wireless Consumer.  Combined, these services grew 11% year-on-year to P67.0 billion, and, their share of consolidated service revenues rose from 41% to 47%.

Mobile Internet revenues increased 17% to P20.0 billion, as ownership of smartphones grew to over 50% of our mobile subscriber base.  Home broadband and corporate data and data center revenues, on the other hand, each grew by 16% to P20.4 billion and P19.6 billion, respectively -- much faster than other industry players.

In 2017, data, broadband and digital platforms comprised 63% of Fixed Line revenues and 36% of Wireless revenues, up from 60% and 31%, respectively, in 2016.

“The way forward for us is clear: we shall be the trusted digital partner of individual customers and enterprises alike.  We shall deliver world-class internet connectivity and compelling digital services and solutions that can help people and companies improve their lives,” said Ernesto R. Alberto, PLDT and Smart EVP and Chief Revenue Officer.

Fast-tracking network transformation

PLDT accelerated the transformation of its fixed and mobile networks in 2017, further advancing its efforts to build the foundation for its fast emerging digital businesses.

In 2017, PLDT increased the coverage of its fiber-powered fixed broadband network by 1.2 million homes passed to over 4 million homes passed by year-end.  In the same period, it doubled its fixed broadband capacity to over one million lines.

In this expansion program, PLDT is deploying both fiber-to-the-home (FTTH) and hybrid fiber technologies such as VVDSL and G.fast that deliver fiber-fast speeds over copper lines.

On mobile, Smart Communications more than doubled the number of LTE base stations on its cellular network to over 8,700 and increased the number of cell sites equipped with LTE base stations by roughly 60% to over 4,300.  Smart added more 3G base stations (up to about 9,850) and also more cell sites equipped with 3G base stations to about 7,500.

Base stations refer to the cellular radio equipment that run on specific frequencies such as 700 Mhz, 1800 Mhz, or 2100 Mhz while cell sites are the towers or structures that house several of these base stations.

For this fast-tracked LTE and 3G roll-out, Smart is heavily using the radio frequencies acquired from San Miguel Corporation.  As of end-2017, over 2,000 base stations were using these frequencies.  That figure is expected to jump to nearly 9,000 base stations by end-2018 or early 2019.  At this point, these frequencies are estimated to be serving about 24 million Smart, Sun and TNT subscribers in different parts of the country.

As a result of this LTE roll out, Smart has clearly established its leadership in LTE data speeds and latency, according to a series of user-based surveys of the wireless coverage research firm OpenSignal in 2017.

In the latest survey done in the fourth quarter of 2017, which measured the performance of operators in major Asian markets, the average Smart LTE download speed across the Philippines was 12.7 Mbps, up 38.5% from the same period a year ago, and well ahead of its competitor’s 7.5 Mbps.  Smart posted faster LTE speeds in all regions of the country.  The OpenSignal survey also showed that Smart LTE speeds ranked 28th, while its competitor placed 40th out of 43 Asian operators ranked, including operators from South Korea, Taiwan, Japan and Singapore.

Delivering world-class Internet

In 2018, PLDT is pursuing even more aggressively its network transformation, not only extending the reach of its fiber-powered fixed and mobile networks, but also further raising the capacities and resiliency of these systems.

PLDT will double its FTTH and hybrid fiber capacity to over 2.2 million ports.  By 2019, virtually all of PLDT’s 1.2 million copper-based DSL subscribers will be migrated to fiber-fast internet.  Meantime, PLDT will expand its fiber broadband coverage to 5.1 million homes passed by end-2018.

On mobile, Smart plans to double the number of LTE base stations to about 17,700 and raise the number of LTE-equipped cell sites to over 6,800.  Moreover, Smart is also deploying LTE-Advanced (LTE-A) with carrier aggregation, which combines the capacity of two up to four frequency bands, thus delivering world-class data speeds.

 Working with Huawei Technologies, Smart has started deploying four-component (4CC) LTE-A carrier aggregation (which bundles four frequency bands) first in Boracay, then Marikina City and now Quezon City. Internal tests show that download speeds, using 4CC-capable handsets, averaged 64 Mbps while peak speeds reached 240 Mbps.

Smart is also deploying another LTE-A based technology called 4x4 Multiple Input Multiple Output (MIMO) which raises the efficiency of available radio frequencies by using multiple antennas for sending and receiving radio signals.

Designed for use in densely populated areas, MIMO has achieved download speeds of up to 400-500 Mbps on live network tests using MIMO capable handsets like the Samsung Galaxy S8 and S8+.  These LTE-A technologies are being initially deployed comprehensively in Metro Manila, where handsets and devices capable of tapping these enhanced services are most widely available.  In order to speed up this transformation, equipment and facilities previously installed in Metro Manila were swapped with new ones.

Underlying this network transformation program is the relentless expansion of PLDT’s fiber optic cable networks.   The footprint of these networks, which consist largely of PLDT’s domestic backbone and distribution networks grew 45% from 120,000 kilometers (kms) in end-2015 to 174,000 kms by end-2017. In 2018, another 33,000 kms of fiber cable will be installed, bringing the total to about 210,000 kms by end-2018.

The total capacity of PLDT’s overseas fiber cable system will jump 80% to 8.9 Terabits per second (Tbps) by end-2019 from 5.0 Tbps by end-2017.  Capacity will be further boosted to 11.35 Tbps in 2020 when the new Jupiter Cable Systems which will provide another direct link to Japan and the United States is expected to be completed.  This is vital because the bulk of internet content accessed by Filipinos still comes from overseas.

Historic Capex Commitment

PLDT is committing resources at historic levels to support its network transformation program.

In 2017, capital expenditures (capex) amounted to P40.0 billion, or 26% of consolidated service revenues.   About 67% of this amount was allotted for the   mobile network while 33% went to the fixed line network and business requirements.

For 2018, capex is expected to reach P58.0 billion, with 53% of the total earmarked for the fixed network business requirements.  This revised allocation reflects PLDT’s more aggressive roll-out of its fiber broadband service, which also supports the stepped-up deployment of our mobile network.  Increasingly, utilizing fiber to provide high-capacity links for cellular base stations.  Moreover, capex for 2019-2020 is expected to remain at the same levels as 2018.  This would bring total capex for the five-year period since

2016, when PLDT started its network transformation program in the earnest, to nearly P260.0 billion.

This elevated capex will also enable PLDT and Smart to overhaul the IT systems and platforms that support their network management and business operations.  Multi-year agreements with leading global technology companies, Huawei Technologies and Amdocs, have been signed to install and manage state-of-the-art IT systems and platforms that will enable PLDT and Smart to deliver more efficient, relevant and personalized services to their customers.

Capex for 2018 will be funded by a combination of internally generated funds, as well as proceeds from the sale of receivables arising from the sale of our Beacon stake to Metro Pacific Investments Corporation (MPI).

Consumer:  Serving the digital customer

PLDT’s massive network roll-out has provided an immediate boost to the performance of the various business units.

For PLDT Home, the 13% growth in its revenues in 2017 was powered in large part by the 12% growth in subscriptions during that period.  Given the strong demand for high-speed fiber services, market response to PLDT’s deployment of additional fiber lines was quick and strong – adding about 431,000 new customers to PLDT Home’s subscriber base.  This growth was distributed in various parts of the country, following the roll-out of new fiber lines in various regions of the country.

To further improve customer experience of its fiber broadband, PLDT has introduced its Whole Home WiFi service which utilizes signal enhancing devices to provide strong data connections everywhere in the home.

Complementing its fiber deployment, PLDT is also tapping Smart’s expanding LTE network to deliver high speed internet to homes currently beyond the reach of its landline network.  It has introduced Smart Bro Prepaid LTE Home WiFi with devices equipped to utilize the 700 Mhz band which provides better indoor coverage.  This is designed to serve the roughly 15 million households that are currently underserved.

Banking on its growing fiber network, PLDT has been addressing the rising demand for various digital services.  For example, PLDT Home introduced in mid-2017 its Roku-powered TVolution box (which makes video streaming content from various sources much easier) and by bundling Cignal TV subscriptions with PLDT Fibr plans.

In December 2017, PLDT Home stepped up its game by introducing its first set of bundled offers during its Christmas promo.  Under these offers, customers can sign up for two to three services – either a PLDT Home Fibr plan, a Smart mobile phone subscription and/or a Cignal TV subscription – with a discount of 10% to 15% off their combined bill.

In yet another indicator of the increasingly converged approach of its major business units, PLDT launched in February 2018 the Most Valuable Partner (MVP) Rewards program which provides rewards points to customers of PLDT, Smart, TNT and Sun for paying their bills on time or putting load into their prepaid mobile phones.

All the points earned are converted to cash and placed in a virtual PayMaya prepaid wallet that customers can use to pay for online purchases.  Members can also get their own physical MVP Rewards Visa card that they can link to their PayMaya wallet, and use to pay when they shop or dine in 37 million establishments worldwide.

“By pushing convergence further, we are now moving towards developing a single view of the customer.  In that way, we will be able to serve our customers better by offering them the mix of services that best suits their needs,” said Oscar A. Reyes, Jr. PLDT SVP for Consumer Business Market Development.

Meanwhile, though revenues of the Individual Consumer Group declined year-on-year by 11% to P58.9 billion in 2017, quarter on quarter results stabilized in the course of the year at slightly under P15.0 billion per quarter.  Similarly, the subscriber count of Smart, TNT and Sun levelled off at around 58 million in the last three quarters of 2017.

With its LTE and 3G services progressively improving, mobile data revenues grew 5% year-on-year to P23.5 billion.  Moreover, the contribution of data to total revenue rose quarter on quarter from 35% in the fourth quarter of 2016 to 42% in the fourth of 2017.

Both OpenSignal and internal service quality tests show that as Smart’s network transformation program moves forward area by area, data speeds and latency of its LTE service in those areas clearly and consistently surpass those of the competition.  As a result, its subscriber numbers, the number of LTE handsets among its customers and data revenues in those areas all get a boost.

Capitalizing on its superior LTE service, Smart has launched relevant data packages addressing the growing appetite of customer for data services such as video on the go.

In mid-2017, for example, Smart introduced Video Prime 99/Video Time 99, a prepaid data pack which featured a 2Gb data allocation and subscriptions to top streaming sites iFlix and iWant TV.  This was followed up in February 2018, when Smart launched its GigaX postpaid plans which offer a 10Gb data allocation for video streaming on top of enhanced open data allotments bundled with LTE mobile phones. As it turned out, Smart’s mobile data traffic nearly doubled in 2017, powered in large part by video usage.

While promoting enhanced data packages, Smart, TNT and Sun also partnered with various smart phone manufacturers such as Oppo, MyPhone, Samsung, Vivo and Starmobile to encourage adoption of LTE handsets and help customers to upgrade their SIMs to LTE-capable SIMs.  As a result, the penetration of LTE handsets in customer base of PLDT’s three wireless brands doubled in 2017.

Data is the focus as well of Smart’s new roaming services.  In December 2017, Smart launched its RoamFree mobile app which provides customers free access to 21 useful partner apps like Uber, AirBNB, Google Maps and TripAdvisor while travelling in 26 popular overseas destinations. And to provide customers worry-free roaming, Smart launched Data Roaming Manager, a web portal that lets users keep track of their data usage while travelling abroad.

Enterprise:  Delivering unprecedented growth

PLDT’s Enterprise Business Group delivered unprecedented double-digit growth rates across all business pillars, and particularly in the areas that matters:  its data and ICT revenues combined grew 11% to P21.4 billion.

ICT alone grew by 26% to P3.3 billion. The pace setter for ICT was Managed IT Services which includes such services as Managed Service Desk, Business Process Outsourcing, Managed Infrastructure, ERP Implementation and Application Lifecycle Support, among others.  This grew by 59%.  This was followed by cloud services (such as infrastructure-as-a-service, software-as-service, contact center-as-a-service, and, cloud professional services) and data center services (such as co-location, peering, and managed server hosting services) which grew by 49% and 10% respectively.

The robust growth of Managed IT Services and the strategic focus on building a Cyber Security practice will further diversify revenue streams beyond Data Center and Cloud.

“We are jumping to the next curve from being the preferred managed infrastructure provider to a trusted managed services provider where we create value for clients through our integrated tools, skills-based expertise, global-practice methodologies, and broad ecosystem of partners.  This aligns with our strategic intent to further solidify our position as the trusted partner and thought leader in the Enterprise market,” said Juan V. Hernandez, PLDT SVP for Enterprise Business.

Meantime, the Enterprise Group is leading PLDT’s effort to promote local development throughout the country.  In October 2017, PLDT launched its ‘Smart City’ program which aims to provide local governments and communities with innovative digital platforms that will improve public services, people’s welfare and local economic and social development.  The first initiative under this program is #Ready which will equip local governments with digital communications and information management solutions that enable them to manage public safety, emergency and disaster situations more effectively.

In a similar vein, PLDT Enterprise has partnered with Go Negosyo to launch the SME e-commerce enablement program.  In cooperation with the Department of Trade and Industry and participating local governments, the program will train and enable small businesses to set up and manage online stores through Tackthis!, the online store builder of Voyager.  This platform also provides small businesses with the logistics support and extends their reach to a wider market nationwide through Takatack (www.takatack.com), Voyager’s virtual marketplace.  Merchants who participate in the program also get access to the digital payment services of PayMaya, as well as digital loans for MSMEs through the partner banks and financial institutions of Lendr.

Voyager:  Promoting inclusive digital and financial services

Close to 20 million Filipinos are now enjoying various digital services through the platforms of Voyager. These platforms include digital payments via PayMaya, remittance through Smart Padala, digital lending via Lendr, digital commerce with Takatack and TackThis!, sponsored data access and rewards with Freenet, and digital marketing customer engagement through Hatch.

On the enterprise side, Voyager has equipped over 300 businesses - from banks and financial institutions, government organizations, large companies, to small and medium-sized enterprises (SMEs and MSMEs) - so they can expand their reach and enhance their services by providing digital experiences to their customers. To support this thrust, Voyager launched its Voyager DigiHub Program in December 2017 with affordable bundles for MSMEs under its Digital Plus packages, in cooperation with PLDT Enterprise.

To further accelerate the adoption of cashless technologies in the country, Voyager’s financial services arm PayMaya Philippines has introduced various payment innovations across access channels. Aside from the mobile app and physical cards, it also introduced PayMaya in Messenger last October 2017, allowing anyone to access financial services through the popular messaging app. PayMaya has also made available its scan-to-pay PayMaya QR at the payment counters of key merchants such as The SM Store, Robinsons Retail Holdings and its various brands, McDonalds and Mercury Drug Store, among many others.

On the financial technology side, Voyager's FINTQnologies (FINTQ) now has the most extensive digital lending footprint nationwide, with over P27.0 billion in loans disbursed through its Lendr platform since 2015. It continues to lead the way with innovative platforms that are helping Filipinos access banking services, particularly with the launch in September 2017 of KasamaKA, a national program for financial inclusion with a referral and community income builder component. Powering the program is the suite of KasamaKA "sachet" banking platforms for digital lending via Lendr, micro-savings, micro-investments and microinsurance. Most recently, FINTQ, through KasamaKA, has announced that it is providing 1 million free microinsurance policies to unbanked and underserved Filipinos across the 42,000 barangays nationwide, in cooperation with the Liga Ng mga Barangay sa Pilipinas.

To encourage more Filipinos to take advantage of the growing digital economy, Voyager has also expanded its free Internet platform Freenet beyond providing sponsored data access to its partner apps and sites, to now providing ‘MB’ or Megabyte credits with equivalent points that users can exchange to redeem prepaid load and data packages from all mobile networks, as well as gaming pins.

“Voyager is scaling up its businesses by helping spread the benefits of digital platforms for the new economy, especially for the unbanked and underserved people all over the country.  Digital technologies is helping make inclusive growth possible,” said Voyager President and CEO Orlando B. Vea.

Conclusion

“Moving forward in 2018, we continue to level up even more.  We are continuing our aggressive network roll-out to bring world class internet to more parts of the country.  We are developing more compelling digital services and solutions for both consumer and enterprise customers.  We are overhauling our operations so that we can serve our customers in a more personalized way, and, do this quickly and efficiently.

“This year, PLDT celebrates its 90th anniversary.  For this milestone, our tagline is:  ‘It’s you that counts.’  It’s all about serving each and every customer better,” Pangilinan explained.

“Doing all this will require a massive, concerted and sustained commitment – not only in terms of capital resources, but also in management efforts to transform the organization and make it more agile, innovative and customer-focused.  These efforts are clearly the way forward for PLDT – with or without a new player in the telecoms industry,” he added.

“In this light, we expect to sustain the positive trend set in 2017.  For 2018, we expect our Recurring Core Income to rise anywhere between P1.0 to P2.0 billion to about P23.0 to P24.0 billion, on the back of anticipated growth in service revenues in 2018 by around 4%.  That will take us another step forward on the path to sustained growth and profitability,” Pangilinan concluded.

END

	PLDT Group Consolidated
	For the Full Year			For the Quarter
	2017	2016	% Change	4Q2017	4Q2016	% Change
Total Revenues	159,926	165,262	(3%)	40,860	39,876	2%
Service Revenues (a)	151,165	157,210	(4%)	38,136	38,278	---
Expenses (b)	150,415	140,559	7%	53,920	37,466	44%
Income (loss) before Income Tax	14,569	22,071	(34%)	(13,309)	(89)	14,854%
Provision (Benefit from) for Income Tax	1,103	1,909	(42%)	(4,833)	(4,351)	11%
Net Income (loss) – Attributable to Equity Holders of PLDT	13,371	20,006	(33%)	(8,507)	4,141	(305%)
Core Income ( c)	27,668	27,857	(1%)	4,479	6,121	(27%)
Core Income (recurring) (d)	22,336	20,197	11%	4,981	3,646	37%
EBITDA	66,174	61,161	8%	17,045	15,444	10%
EBITDA (ex-MRP) (e)	67,763	61,161	11%	17,045	15,444	10%
EBITDA Margin	44%	39%		45%	40%
EBITDA Margin (ex-MRP) (e)	45%	39%		45%	40%
EPS (based on net income – attributable to equity holders of PLDT)
EPS, Basic	61.61	92.33	(33%)	(39.45)	19.11	(306%)
EPS, Diluted	61.61	92.33	(33%)	(39.45)	19.11	(306%)
EPS (based on core income)
EPS, Basic	127.79	128.66	(1%)	20.67	28.24	(27%)
EPS, Diluted	127.79	128.66	(1%)	20.67	28.24	(27%)

(a)	Service Revenues, gross of interconnection costs

Service Revenues, gross of interconnection costs	151,165	157,210	(4%)	38,136	38,278	---
Interconnection Costs	7,619	9,573	(20%)	1,907	2,471	(23%)
Service Revenues, Net of interconnection costs	143,546	147,637	(3%)	36,229	35,807	1%

(b)	Expenses includes Interconnection Costs
(c)	Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, accelerated depreciation in connection with swap out of network equipment in NCR and asset impairment.
(d)	Core income excluding gain from asset sales, MRP expenses, accelerated depreciation and related tax adjustments
(e)	EBITDA excluding the P1.6bn MRP expenses booked in FY2017

 PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2017 and 2016

(in million pesos)

	2017	2016
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	186,907	203,188
Investments in associates and joint ventures	46,130	56,858
Available-for-sale financial investments	14,983	12,189
Investment in debt securities and other long-term investments – net of current portion	150	374
Investment properties	1,635	1,890
Goodwill and intangible assets	69,583	70,280
Deferred income tax assets – net	29,426	27,348
Derivative financial assets – net of current portion	215	499
Prepayments – net of current portion	5,370	7,056
Advances and other noncurrent assets – net of current portion	14,159	9,473
Total Noncurrent Assets	368,558	389,155
Current Assets
Cash and cash equivalents	32,905	38,722
Short-term investments	1,074	2,738
Trade and other receivables	33,761	24,436
Inventories and supplies	3,933	3,744
Current portion of derivative financial assets	171	242
Current portion of investment in debt securities and other long-term investments	100	326
Current portion of prepayments	10,673	7,505
Current portion of advances and other noncurrent assets	8,087	8,251
Total Current Assets	90,704	85,964
TOTAL ASSETS	459,262	475,119

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Perpetual notes	4,165	–
Treasury stock	(6,505)	(6,505)
Treasury shares under employee benefit trust	(940)	–
Capital in excess of par value	130,374	130,488
Other equity reserves	827	–
Retained earnings	634	3,483
Other comprehensive loss	(19,333)	(20,894)
Total Equity Attributable to Equity Holders of PLDT	110,825	108,175
Noncontrolling interests	176	362
TOTAL EQUITY	111,001	108,537

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2017 and 2016

(in million pesos)

	2017	2016
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	157,654	151,759
Deferred income tax liabilities – net	3,366	3,567
Derivative financial liabilities – net of current portion)	8	2
Customers’ deposits	2,443	2,431
Pension and other employee benefits	8,997	11,206
Deferred credits and other noncurrent liabilities	7,702	15,604
Total Noncurrent Liabilities	180,170	184,569
Current Liabilities
Accounts payable	60,445	52,950
Accrued expenses and other current liabilities	90,740	93,116
Current portion of interest-bearing financial liabilities	14,957	33,273
Dividends payable	1,575	1,544
Current portion of derivative financial liabilities	141	225
Income tax payable	233	905
Total Current Liabilities	168,091	182,013
TOTAL LIABILITIES	348,261	366,582
TOTAL EQUITY AND LIABILITIES	459,262	475,119

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2017, 2016 and 2015

(in million pesos, except earnings per common share amounts which are in pesos)

	2017	2016	2015
	(Unaudited)	(Audited)
REVENUES
Service revenues	151,165	157,210	162,930
Non-service revenues	8,761	8,052	8,173
	159,926	165,262	171,103
EXPENSES
Selling, general and administrative expenses	68,990	67,196	70,289
Depreciation and amortization	51,501	34,455	31,519
Cost of sales and services	13,633	18,293	17,453
Asset impairment	8,672	11,042	9,690
Interconnection costs	7,619	9,573	10,317
	150,415	140,559	139,268
	9,511	24,703	31,835

OTHER INCOME (EXPENSES)	5,058	(2,632)	(5,197)
INCOME BEFORE INCOME TAX	14,569	22,071	26,638

PROVISION FOR INCOME TAX	1,103	1,909	4,563
NET INCOME	13,466	20,162	22,075
ATTRIBUTABLE TO:
Equity holders of PLDT	13,371	20,006	22,065
Noncontrolling interests	95	156	10
	13,466	20,162	22,075
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	61.61	92.33	101.85
Diluted	61.61	92.33	101.85

Certain expenses in 2016 and 2015 were reclassified to conform with the current presentation.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel. No: 816-8213	Tel. No: 816-8024	Tel. No: 511-3101
Fax No: 844-9099	Fax No: 810-7138	Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com

Exhibit 2

March 8, 2018

Philippine Stock Exchange

3/F Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention:  Mr. Jose Valeriano B. Zuño III

OIC - Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

March 8, 2018

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

     Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

//s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,704 As of January 31, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	March 8, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11.  Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on March 8, 2018:

1.	The Board approved or confirmed the following items in connection with the Annual Meeting of Stockholders for 2018:

(a)

The Annual Meeting of Stockholders of the Company will be held on June 13, 2018 at 3:00 o’clock p.m. in Makati City, Philippines (the “Annual Meeting”). Per the By-Laws of the Company, the annual meeting of stockholders shall be held on the second Tuesday in June. Considering that June 12, 2018 (second Tuesday in the month of June 2018) is a regular holiday, the Annual Meeting has been moved to June 13, 2018.

(b)	The record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting is April 16, 2018. The stock and transfer books of the Company will not be closed.

(c)	The last day for filing proxies in connection with the Annual Meeting is on June 6, 2018.

(d)	The validation of proxies in connection with the Annual Meeting will be done on June 8, 2018.

(e)

In accordance with the Company’s By-Laws, the nominations for election of directors/independent directors at the Annual Meeting shall be submitted to the Board of Directors through the President or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 14, 2018.

The notice, agenda and other materials required to be distributed to the stockholders in connection with the Annual Meeting will be submitted to the Securities and Exchange Commission and the Philippine Stock Exchange in accordance with the applicable rules.

2.

The Board declared a cash dividend of 2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter ending April 15, 2018, payable on April 15, 2018, to the holder of record on March 28, 2018.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at December 31, 2017, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

March 8, 2018

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Senior Vice President and Corporate Secretary

Date:  March 8, 2018